

FOR: GOTTSCHALKS INC.

CONTACT: Gregory Ambro
Chief Financial Officer
(559) 434-4800

Financial Dynamics:
Leigh Parrish, Rachel Albert
(212) 850-5651, (212) 850-5706

DISTRIBUTION: NORTHERN CALIFORNIA NEWS LINE: SFGOT/ESFGOT

FOR RELEASE ON THURSDAY, May 26, 2005 at 1:05 P.M. P.T.

GOTTSCHALKS APPOINTS MR. PHILIP S. SCHLEIN
TO THE COMPANY'S BOARD OF DIRECTORS

FRESNO, Calif., May 26, 2005 – Gottschalks Inc. (NYSE: GOT) today announced that it has appointed Mr. Philip S. Schlein to the Company's board of directors.

"We're pleased to have Mr. Schlein join our board," said Mr. Jim Famalette, president and chief executive officer of Gottschalks. "Phil has more than forty-five years of experience in the department store and retail industry and his experience and knowledge will be a valuable asset to Gottschalks. He is a strong addition to our board and we look forward to his contributions."

Mr. Philip S. Schlein has been a partner of US Venture Partners, a venture capital firm dedicated to the entrepreneurial process and building world-class companies, since 1985.   Prior to joining US Venture Partners he served as President and Chief Executive Officer of Macys California. Mr. Schlein began his retail career in 1957 with R. H. Macy, Inc. Mr. Schlein served on the Board of Directors of Apple Computer from 1979 to 1987 and currently serves on the Boards of Directors of Catalist, Specialtys, Auction Drop, Sound ID, and Oakville Grocery.

About Gottschalks
Gottschalks is a regional department store chain, currently operating 63 department stores and 6 specialty apparel stores in six western states, including California (38), Washington (12), Alaska (6), Oregon (3), Nevada (2) and Idaho (2). Gottschalks offers better to moderate brand-name fashion apparel, cosmetics, shoes, accessories and home merchandise. Gottschalks offers corporate information and selected merchandise on its website located at www.gottschalks.com.

Business Risks and Forward Looking Statements
This release contains forward-looking statements (within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. In some instances, such statements may be identified by the use of forward-looking

terminology such as "may," "will," "expects," "believes," "intends," "projects," "forecasts," "plans," "estimates," "anticipates," "continues," "targets," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, the Company's ability to meet debt obligations and adhere to the restrictions and covenants imposed under its various debt agreements; the timely receipt of merchandise and the Company's ability to obtain adequate trade credit from its key factors and vendors; risks arising from general economic and market conditions (including uncertainties arising from acts of terrorism or war); the ability to improve the profitability and cash flows of the stores acquired from Lamonts Apparel, Inc., or to sell, sublease or close underperforming stores; the ability to modify operations in order to minimize the adverse impact of rising costs, including but not limited to health care, workers' compensation, property and casualty insurance and utilities costs; the effects of seasonality and weather conditions, changing consumer trends and preferences, competition, consumer credit, the Company's dependence on its key personnel and general labor conditions, all of which are described in more detail in Gottschalks' Annual Report on Form 10-K and other reports filed by Gottschalks with the Securities and Exchange Commission. Gottschalks does not presently intend to update these statements and undertakes no duty to any person to effect any such update under any circumstances.